UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month March 2011
(Commission File No. 001-34473)
Grifols, S.A.
(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________. ________.

Grifols, S.A.
TABLE OF CONTENTS

Item	Sequential Page Number

1. Relevant fact, dated March 4, 2011.	2

RELEVANT EVENT
In compliance with article 82 of the Financial Markets Legislation (Ley del Mercado de Valores), Grifols, S.A. (“Grifols”) informs that:
“Grifols and Talecris Biotherapeutics Holdings Corp. disclosed today that the outside date under their merger agreement for closing their pending merger transaction has been extended to June 30, 2011 (from March 6, 2011).
Grifols has extended the financing and the financing commitments from its lenders to June 30, 2011, as well.
Grifols is continuing to work with the U.S. Federal Trade Commission to obtain its clearance of the proposed transaction. As previously disclosed, Grifols has agreed with FTC not close the merger transaction without providing to the FTC at least thirty days advanced notice”.
In Barcelona, on March 4, 2011
Nuria Martín
Vice-secretary to the Board of Directors

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.
By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date: March 4, 2011